UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
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                                                                SEC File  Number
                                                                     0-2655
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  (Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

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                                                                  Cusip Number
                                                                   255860 10 8
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                       For Period Ended: March 31, 2000
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: ______________________
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Read  Instruction  (on back page) Before  Preparing  Form,  Please Print or Type
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Nothing  In this  form  shall be  construed  to imply  that the  Commission  has
verified          any          information           contained           herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
                            DIXON TICONDEROGA COMPANY
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Former Name if Applicable:
                                       N/A
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Address of Principal Executive Office (Street and Number):
                            195 International Parkway
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City, State, Zip Code:
                               Heathrow, FL 32746
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PART II -- RULES 12b-25 (b) AND (c)
-----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)The  reasons  described  in  reasonable  detail in Part III of this form
   |    could not be eliminated without unreasonable effort or expense;
   | (b)The subject annual report, semi-annual report, transition report on Form | 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed
[X}|    on or before the fifteenth  calendar day following  the  prescribed  due
   | date; or the subject quarterly report of transition report on Form 10-Q, | or portion thereof will be filed on or before the fifth calendar day
   |    following the prescribed due date; and
   | (c)The  accountant's  statement or other exhibit required by Rule 12b-25(c)
   |    has been attached if applicable.

PART III - NARRATIVE
--------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

  Dixon Ticonderoga Company is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, but will file by the first business day following the fifth calendar day after its original due date of May 15, 2000, as prescribed herein.

  The delay is caused by the need of additional time to complete negotiations for settlement of terms of amendments to the Company's 12% Senior Subordinated Note Agreement and senior debt agreements. The Company is in non-compliance with one financial ratio requirement in each of the aforementioned agreements as of March 31, 2000, and has received waivers of the respective covenants through May 23, 2000. Due to the foregoing factors, the Company is unable at this time to determine the appropriate financial statement classification and disclosures required with respect to its long-term debt.

  The reasons causing the Company's inability to file timely are beyond its control and could not be eliminated by the Company without unreasonable effort or expense.



PART IV - OTHER INFORMATION
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

         Gino N. Pala                 (407)             829-9000
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           (Name)                  (Area Code)        (Telephone No.)
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(2)Have all other  periodic  reports  required  under section 13 or 15(d) of the
   Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x]Yes [ ]No
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(3)Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   [x]Yes  [ ]No
   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see Exhibit A attached hereto and forming a part hereof.
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                            Dixon Ticonderoga Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: May 15, 2000        By: /s/ Gino N. Pala
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                                         Gino N. Pala
                                         Chairman and Co-Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS
                              --------------------

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


                                    EXHIBIT A

                                     PART IV
                                OTHER INFORMATION

(3)For the quarter ended March 31, 2000, the Company expects to report a net loss of ($246,832) (or 8 cents per share) as compared with net income of $4,331,014, or $1.20 per diluted share, for the quarter ended March 31, 1999, when the Company recorded a pre-tax gain of $9,396,318 on the sale of the Company's graphite and lubricants business, and a $1,685,000 pre-tax provision for restructuring and related costs. Excluding the 1999 gain on sale and provision for restructuring costs, the net loss from operations was ($382,144) in the prior year quarter. Second fiscal quarter revenues were $22,392,291 compared with $24,915,699 in the prior year quarter.

   For the first six months of fiscal 2000, the Company expects to report a net loss of ($1,746,526) (or 54 cents per share) compared with net income of $3,731,097, or $1.04 per diluted share, a year ago. First-half 1999 net income includes the aforementioned gain on the sale of the graphite and lubricants business and the provision for restructuring and related costs. Excluding the 1999 gain on sale and provision for restructuring costs, the net loss from operations was ($982,061) in the prior year period. Revenues in the first six months of fiscal 2000 were $42,017,436 compare with $47,722,868 a year ago.

   The Company attributes the higher net loss (exclusive of the aforementioned unusual items in 1999) to strict inventory reduction efforts which resulted in plant inefficiencies in the U.S. and Mexico; lower Industrial Group sales and operating profit due to the sale of the graphite and lubricant business in early 1999 and lower refractory division sales and profits. In addition, the Company traditionally experiences lower sales in its first two fiscal quarters due to the seasonal nature of its Consumer Group.